Filed Pursuant to Rule 433
Registration Statement No. 333-118520
October 23, 2006

Indicative Terms

Yield Underlying Participation Securities (YUPS) for eBay Inc.

Cantor Fitzgerald & Co.
Sponsor
Contact (203) 662-3610

YUPS Trust for eBay Inc.
Issuer

Investment Highlights

•	YUPS provide exposure to both equity and debt through one instrument.

•	eBay YUPS are depositary receipts that represent an undivided ownership interest in:

•	the common stock of eBay Inc. (NasdaqGS: EBAY); and

•	a series of stripped zero-coupon U.S. Treasury Securities maturing quarterly over a three-year period corresponding with the term of the Trust.

•	eBay YUPS will generate quarterly payments on the underlying Strips while also providing the opportunity to participate in the upside, if any, of the eBay common stock underlying eBay YUPS.

•	eBay YUPS are expected to be listed on the American Stock Exchange under the symbol ‘‘EYP.’’

•	Offering up to $1 billion.

•	1% creation fee.

Issuer

•	YUPS Trust for eBay Inc.

•	The Trust will terminate after it distributes the last interest payment on the underlying Strips (approximately three years after formation), after which eBay YUPS will be cancelled and the underlying eBay common stock will be distributed.

•	The Trust may terminate earlier under certain circumstances.

•	The trustee is The Bank of New York.

Underlying eBay Common Stock

•	eBay Inc. describes its business purpose as being to pioneer new communities around the world built on commerce, sustained by trust, and inspired by opportunity. eBay brings together millions of buyers and sellers every day on a local, national and international basis through an array of websites. eBay provides online marketplaces for the sale of goods and services, online payments services and online communication offerings to a diverse community of individuals and businesses.

•	eBay Inc. is not participating in and will not receive any proceeds from this offering.

•	Although eBay YUPS relate to the common stock of eBay Inc., you should not construe that fact as a recommendation as to the merits of acquiring an investment in eBay common stock or as to the suitability of acquiring eBay YUPS.

•	The summary information above regarding eBay and its business comes from eBay’s SEC filings and has not been independently verified by us. Before you acquire eBay YUPS, we urge you to read the SEC filings and other public disclosures made by eBay to understand its business and financial condition.

Underlying U.S. Treasury Strips

•	eBay YUPS, which are expected to price between $39.00 and $43.25, will generate a quarterly payment of $1.00, resulting in an annual payment of $4.00.

Sponsor/Sole Manager: Cantor Fitzgerald & Co.

Expected Pricing Date: TBD

The sponsor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the sponsor has filed or caused to be filed with the SEC for more complete information about itself, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the sponsor will arrange to send you the prospectus if you request it by calling toll-free 1-800-582-2874.

You should read this document together with the accompanying prospectus dated October 16, 2006. You should carefully consider, among other things, the matters set forth in ‘‘Risk Factors’’ in the prospectus. We urge you to consult your legal, tax, accounting and other advisors before you invest in eBay YUPS. The prospectus may also be accessed on the SEC web site at www.sec.gov by clicking http://www.sec.gov/Archives/edgar/data/1127534/000095013606008605/file1.htm.